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Exhibit 99.1

                       [Siderca Press Release Letterhead]

SIDERCA ANNOUNCES THAT AFTER COMPLETION OF THE TENARIS EXCHANGE OFFER IT NO LONGER MEETS THE LISTING REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

BUENOS AIRES, DECEMBER 16, 2002 - Siderca S.A.I.C., an Argentine corporation (MERVAL: ERCA and NYSE: SDT) ("Siderca"), announced today that, upon consummation of the offer by Tenaris S.A. ("Tenaris") to exchange its shares and ADSs for shares and ADSs of Siderca, shares and ADSs of Tubos de Acero de Mexico S.A. and shares of Dalmine S.p.A, 99.11% of the shares issued and outstanding of Siderca will be held, directly or indirectly, by Tenaris, with the remainder, 0.89%, held by the public. As a result, Siderca will no longer meet the listing requirements of the New York Stock Exchange. In accordance with Argentine law, Tenaris is entitled, and may also be required, to make an offer for the remaining shares of Siderca. Tenaris has announced that it intends to commence the necessary proceedings to that end shortly.